News Release

June 16, 2006	SVU: TSX-V
N.R. 2006-04

Spur Ventures Announces New Production Records at Yichang Spur Chemicals
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Vancouver, B.C.-Canada-Spur Ventures Inc. (TSX Venture-SVU, NASDAQ OTC BB-SPVEF) announced today that it has completed a $USD 200,000 capital upgrade at its Yichang Spur Chemicals compound fertilizer plant in Yidu, Hubei Province, PRC.

“This capital expenditure was to replace screens for improved product quality control and to upgrade the heat and acid resistance of the plant to ensure that the plant could be operated sustainably at its maximum rate of 300 tonnes per day.” Dr. Robert Rennie, Spur’s CEO reported. The work was done on time and on budget.

These improvements have had their intended result with a new daily production record of 313 tonnes and a new monthly production record in May of 6,161 tonnes.

Another objective was to improve the quality of the product in order to capture a price premium in the market place. Product quality during the last two weeks of May was 99.1% on spec and exceeds state quality requirements.

In order to better serve the needs of farmers in northern China and to fit our product with the geographic strengths of Hebei Tinaren’s marketing organization, Spur has upgraded the nitrogen content of its NPK’s by 8% and is now producing 14-16-15 as well as 13-17-15. The Hejiawang brand of 13-17-15 is best suited for basal fertilizer application in both North and South China, while the 14-16-15 is best suited for subsequent fertilization of crops.

Spur Ventures Inc. aims to be the premier integrated fertilizer manufacturer in China, with plans to produce up to one million tonnes per year of high-quality NPK fertilizer for domestic consumption in the central province of Hubei, China. These expansion plans include the development of the largest phosphate deposit in China, located near Yichang City.

For further information, please contact Dr. Robert Rennie at 604-689-5564 or Mr. Michael Kuta at 604-697-6201.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such

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forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com